Exhibit 99.1

Chindata Group Enters into Definitive Agreement for “Going Private” Transaction

BEIJING, August , 2023 — Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BCPE Chivalry Bidco Limited (“Parent”) and BCPE Chivalry Merger Sub Limited, a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$3.16 billion. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Class A ordinary share, par value US$0.00001 per share (each, a “Class A Ordinary Share”), and each Class B ordinary share, par value US$0.00001 per share (together with the Class A Ordinary Shares, each, a “Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (each as defined in the Merger Agreement) and Shares represented by American depositary shares of the Company (each, an “ADS”, representing two Class A Ordinary Shares), will be cancelled and cease to exist, in exchange for the right to receive US$4.30 in cash without interest and net of any applicable withholding taxes, and each outstanding ADS, other than the ADSs representing the Excluded Shares, together with each Share represented by such ADSs, will be cancelled in exchange for the right to receive US$8.60 in cash without interest and net of any applicable withholding taxes and certain fees to the ADS depositary (the “Merger Consideration”).

The Merger Consideration represents a 7.5% increase from the purchase price contemplated by the preliminary non-binding proposal letter delivered by BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P. (collectively, the “Bain Shareholders”) to the Company on June 6, 2023. The Merger Consideration also represents a premium of approximately 42.6% to the closing price of the ADSs on June 5, 2023, the last trading day before the Company’s receipt of the preliminary non-binding proposal letter from the Bain Shareholders, and a premium of approximately 48.7% to the volume-weighted average trading price of the ADSs during the 30 trading days prior to and including June 5, 2023.

The Bain Shareholders and the other Investors (as defined in the Merger Agreement) have entered into support agreements with Topco and Parent, whereby, among other things, subject to the terms and conditions of the applicable support agreement, the Investors (as applicable) have agreed to (i) vote all the equity securities of the Company beneficially owned by such Investors in favor of the the authorization and approval of the Merger Agreement and the consummation of the Merger, (ii) have all or a portion of the Shares (including Shares represented by ADSs) beneficially owned by such applicable Investors (the “Rollover Shares”) cancelled at the Effective Time for no consideration from the Company and receive newly issued shares of Topco, and (iii) make or cause to be made cash contribution in accordance with the equity commitment letters and to subscribe for newly issued shares of Topco at or immediately prior to the Effective Time. As of the date of this press release, the Investors collectively beneficially own Shares representing approximately 95.26% of the outstanding voting power of the Company and approximately 65.67% of the outstanding Shares.

The Merger will be funded through a combination of (i) cash contribution from the Sponsors (as defined in the Merger Agreement) or their affiliates pursuant to their respective equity commitment letters, (ii) debt financing provided by Shanghai Pudong Development Bank Co., Ltd. Lujiazui Sub-branch (上海浦东发展银行股份有限公司陆家嘴支行) and Industrial Bank Co., Ltd. Shanghai Branch (兴业银行股份有限公司上海分行) and (iii) equity rollover by each of the Investors who are existing shareholders of the Company of their respective Rollover Shares.

The Company’s board of directors, acting upon the unanimous recommendation of a committee of independent directors established by the board of directors (the “Special Committee”), approved the Merger Agreement and the Merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its independent financial advisor and legal advisors.

The Merger is currently expected to close during the fourth quarter of 2023 or the first quarter of 2024 and is subject to customary closing conditions, including among others,(i) that the authorization and approval of the Merger Agreement by the affirmative vote of shareholders representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a general meeting of the Company’s shareholders, and (ii) that shareholders of the Company holding less than 12% of the total issued and outstanding Shares immediately prior to the Effective Time shall have validly served and not withdrawn a notice of objection under Section 238(2) of the Companies Act (as amended) of the Cayman Islands. If completed, the Merger will result in the Company becoming a privately held company and its ADSs will no longer be listed on the NASDAQ Global Select Market.

Citigroup Global Markets Asia Limited is serving as the independent financial advisor to the Special Committee. Gibson, Dunn & Crutcher is serving as U.S. legal counsel to the Special Committee. Certain legal matters with respect to the Cayman Islands law are advised by Maples and Calder (Hong Kong) LLP. Certain legal matters with respect to PRC law are advised by Haiwen & Partners. Weil, Gotshal & Manges is serving as U.S. legal counsel to Citigroup Global Markets Asia Limited.

Morgan Stanley Asia Limited is serving as the financial advisor to the Bain Shareholders and their affiliates (the “Bain Parties”). Kirkland & Ellis is serving as U.S. legal counsel to the Bain Parties. Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the Bain Parties. King & Wood Mallesons is serving as PRC legal counsel to the Bain Parties.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include the Merger Agreement as an exhibit thereto. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Merger Agreement. In addition, in connection with the Merger, the Company and certain other participants in the Merger will prepare and disseminate to the Company’s shareholders a Schedule 13E-3 Transaction Statement that will include the Company’s proxy statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. Shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: “Chindata” and “Bridge Data Centres”. Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

dongning.wang@chindatagroup.com